July 17, 2009

VIA EDGAR AND FACSIMILE

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Re:	ICx Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 31, 2009

Form 10-Q for the quarter ended March 31, 2009

Filed May 15, 2009

File No. 001-33793

Dear Mr. James:

On behalf of ICx Technologies, Inc. (“ICx” or the “Company”), I am electronically transmitting a copy of the company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Ms. Deborah Mosier of ICx dated July 15, 2009. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All the responses set forth herein have been reviewed and approved by the Company.

March 31, 2009 Form 10-Q filed May 15, 2009

1.	We note that your annual report contains management’s internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company. Please amend your Form 10-Q to include corrected certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

ICx Response:

In response to the Staff’s comment, the Company filed an Amendment No. 1 on Form 10-Q/A on July 17, 2009 to amend the certifications to include the required language.

Securities and Exchange Commission

July 17, 2009

Please direct any questions to me at (650) 493-9300. You may also contact me via facsimile at (650) 493-6811.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon Layman
Jon Layman

cc:	Deborah D. Mosier

Chief Financial Officer

ICx Technologies, Inc.

Daniel T. Mongan

Vice-President, Secretary and General Counsel

ICx Technologies, Inc.